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                              November 29, 2022

       Dajiang Guo
       Chief Executive Officer
       AlphaTime Acquisition Corp.
       500 5th Avenue, Suite 938
       New York, NY 10110

                                                        Re: AlphaTime
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
2, 2022
                                                            CIK No. 0001889106

       Dear Dajiang Guo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to DRS

       Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company
       Based in China, page 10

   1. We reissue comment 6 in part. Please describe any restrictions on the transfer of cash between entities within
China after a business combination with a company based in
                                                        China.
       Enforcement of Civil Liabilities, page 12

   2. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more
difficult to enforce liabilities and judgments on these individuals.
                                                        Please also provide
disclosure consistent with this section in the risk factor section. We
 Dajiang Guo
AlphaTime Acquisition Corp.
November 29, 2022
Page 2
         note the final risk factor on page 62.
       You may contact Todd Schiffman at 202-551-3491 or John Dana Brown at 202-551-3859
with any questions.



FirstName LastNameDajiang Guo                         Sincerely,
Comapany NameAlphaTime Acquisition Corp.
                                                      Division of Corporation
Finance
November 29, 2022 Page 2                              Office of Finance
FirstName LastName